Exhibit 12.1

US Oncology, Inc.

Computation of Ratio of Earnings to Fixed Charges

						Pro Forma
						Year	Six Months
						Ended	Ended
	Year Ended December 31,			Six Months Ended June 30,		December 31,	June 30,
	2006	2007	2008	2008	2009	2008	2009
			(dollars in thousands)
Net income (loss) before income taxes	71,922	18,252	(360,815)	(370,237)	(2,595)	(376,060)	(12,773)
Less: Net income before taxes attributable to noncontrolling interests	(2,388)	(3,619)	(3,324)	(1,732)	(1,703)	(3,324)	(1,703)

Net income (loss) before income taxes attributable to the Company	69,534	14,633	(364,139)	(371,969)	(4,298)	(379,384)	(14,476)
Fixed Charges:
Interest expense incurred	93,770	96,342	93,857	47,146	45,657	109,102	55,835
Interest portion of lease expense	26,033	29,349	32,607	15,913	17,220	32,607	17,220

Total fixed charges	119,803	125,691	126,464	63,059	62,877	141,709	73,055
Net income before income taxes and fixed charges attributable to the Company	189,337	140,324	(237,675)	(308,910)	58,579	(237,675)	58,579
Less: capitalized interest	(900)	(1,000)	(1,100)	(513)	(551)	(1,100)	(551)

Earnings	188,437	139,324	(238,775)	(309,423)	58,028	(238,775)	58,028
Ratio of earnings to fixed charges	1.6 x	1.1 x	N/A *	N/A *	N/A *	N/A *	N/A *
Amount by which earnings before fixed charges insufficient to cover fixed charges	—	—	(365,239)	(372,482)	(4,849)	(380,484)	(15,027)

(1)	The ratio of earnings to fixed charges was calculated by dividing (i) net income (loss) before income taxes and fixed charges by (ii) fixed charges which consist of interest expense incurred, including amortization of debt expense and discount, and one-third of rental expense, which approximates the interest portion of our rental expense.